Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this exhibit are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE.

The financial and extra-financial information on pages 1-24 of this exhibit relating to TotalEnergies with respect to the second quarter of 2024 and six months ended June 30, 2024 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of June 30, 2024, unaudited statements of income, comprehensive income, cash flow and business segment information for the second quarter of 2024 and six months ended June 30, 2024 and unaudited consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2024 on pages 26 et seq. of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’ Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”) on March 29, 2024.

A.	KEY FIGURES

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars, except effective tax rate,	1H24	1H23	vs
			2Q23	earnings per share and number of shares			1H23
53,743	56,278	56,271	-4%	Sales	110,021	118,874	-7%
3,787	5,721	4,088	-7%	Net income (TotalEnergies share)	9,508	9,645	-1%
11,073	11,493	11,105	-	Adjusted EBITDA (1)	22,566	25,272	-11%
5,339	5,600	5,582	-4%	Adjusted net operating income (2) from business segments	10,939	12,575	-13%
2,667	2,550	2,349	+14%	Exploration & Production	5,217	5,002	+4%
1,152	1,222	1,330	-13%	Integrated LNG	2,374	3,402	-30%
502	611	450	+12%	Integrated Power	1,113	820	+36%
639	962	1,004	-36%	Refining & Chemicals	1,601	2,622	-39%
379	255	449	-16%	Marketing & Services	634	729	-13%
4,672	5,112	4,956	-6%	Adjusted net income (1) (TotalEnergies share)	9,784	11,497	-15%
1.60	2.40	1.64	-	Fully-diluted earnings per shares ($)	4.02	3.86	-
2,328	2,352	2,448	-5%	Fully-diluted weighted-average shares (millions)	2,333	2,460	-5%
4,558	3,467	4,473	+2%	Cash flow used in investing activities	8,025	10,835	-26%
4,410	4,072	4,271	+3%	Organic investments (1)	8,482	7,704	+10%
220	(500)	320	-31%	Acquisitions net of assets sales(1)	(280)	3,307	ns
4,630	3,572	4,591	+1%	Net investments (1)	8,202	11,011	-26%
9,007	2,169	9,900	-9%	Cash flow from operating activities	11,176	15,033	-26%
7,777	8,168	8,485	-8%	Cash flow from operations excluding working capital (CFFO) (1)	15,945	18,106	-12%
7,895	8,311	8,596	-8%	Debt Adjusted Cash Flow (DACF) (1)	16,207	18,371	-12%
Gearing(1) of 10.2% at June 30, 2024 vs. 10.5% at March 31, 2024 and 11.1% at June 30, 2023
(1)	Adjusted EBITDA, adjusted net income, organic investments, acquisitions net of assets sales, net investments, cash flow from operations excluding working capital (CFFO), debt adjusted cash flow (DACF) and gearing are non-GAAP financial measures. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.
(2)	Detail of adjustment items shown in the business segment information starting on page 37.

Key figures of environment, greenhouse gas emissions (GHG) and production

Environment – liquids and gas price realizations, refining margins

			2Q24				1H24
2Q24	1Q24	2Q23	vs		1H24	1H23	vs
			2Q23				1H23
85.0	83.2	78.1	+9%	Brent ($/b)	84.1	79.7	+6%
2.3	2.1	2.3	-	Henry Hub ($/Mbtu)	2.2	2.5	-13%
9.7	8.7	10.5	-8%	NBP ($/Mbtu)(1)	9.2	13.3	-31%
11.2	9.3	10.9	+3%	JKM ($/Mbtu)(2)	10.3	13.7	-25%
81.0	78.9	72.0	+13%	Average price of liquids (3), (4) ($/b) Consolidated subsidiaries	79.9	72.7	+10%
5.05	5.11	5.98	-16%	Average price of gas (3), (5) ($/Mbtu) Consolidated subsidiaries	5.08	7.48	-32%
9.32	9.58	9.84	-5%	Average price of LNG (3), (6) ($/Mbtu) Consolidated subsidiaries and equity affiliates	9.46	11.59	-18%
44.9	71.7	40.1	+12%	European Refining Margin (ERM) (3), (7) ($/t)	58.3	65.5	-11%
(1)	NBP (National Balancing Point) is a virtual natural gas trading point in the United Kingdom for transferring rights in respect of physical gas and which is widely used as a price benchmark for the natural gas markets in Europe. NBP is operated by National Grid Gas plc, the operator of the UK transmission network.
(2)	JKM (Japan-Korea Marker) measures the prices of spot liquid natural gas (LNG) trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.
(3)	Does not include oil, gas and LNG trading activities, respectively.
(4)	Sales in $ / Sales in volume for consolidated affiliates.
(5)	Sales in $ / Sales in volume for consolidated affiliates.
(6)	Sales in $ / Sales in volume for consolidated and equity affiliates.
(7)	This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.

Greenhouse gas emissions (GHG)(1)

2Q24	1Q24	2Q23	2Q24 vs 2Q23	Scope 1+2 emissions (MtCO2e)	1H24	1H23	1H24 vs 1H23
7.7	8.2	9.1	-15%	Scope 1+2 from operated facilities(2)	15.9	18.2	-13%
7.0	7.1	8.0	-13%	of which Oil & Gas	14.1	15.6	-10%
0.7	1.1	1.1	-36%	of which CCGT	1.8	2.6	-31%
10.8	11.6	12.5	-14%	Scope 1+2 - equity share	22.5	25.3	-11%

Estimated quarterly emissions.

(1)	The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore not counted.
(2)	Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company’s 2023 annual report on Form 20-F filed on March 29, 2024) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).

Scope 1+2 emissions from operated installations were down 6% quarter-to-quarter, due to the continuous decline in flaring emissions on Exploration & Production facilities and to the lower gas-fired power plants utilization rate in Europe in a context of lower demand.

2Q24	1Q24	2Q23	2Q24 vs 2Q23	Methane emissions (ktCH4)	1H24	1H23	1H24 vs 1H23
7	8	8	-13%	Methane emissions from operated facilities	15	18	-17%
8	9	10	-20%	Methane emissions - equity share	17	21	-19%

Estimated quarterly emissions.

Scope 3 emissions (MtCO2e)	1H24	2023
Scope 3 from Oil, Biofuels and Gas Worldwide(1)	Est. 170	355
(1)

TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the end use of energy products sold to the Company’s customers, i.e., from their combustion, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil, biofuels and gas value chains, i.e., the higher of the two production volumes or sales. The highest point for each value chain for 2024 will be evaluated considering realizations over the full year, TotalEnergies gradually providing quarterly estimates.

Production*

			2Q24				1H24
2Q24	1Q24	2Q23	vs	Hydrocarbon production	1H24	1H23	vs
			2Q23				1H23
2,441	2,461	2,471	-1%	Hydrocarbon production (kboe/d)	2,451	2,498	-2%
1,318	1,322	1,416	-7%	Oil (including bitumen) (kb/d)	1,320	1,407	-6%
1,123	1,139	1,055	+6%	Gas (including condensates and associated NGL) (kboe/d)	1,131	1,091	+4%
2,441	2,461	2,471	-1%	Hydrocarbon production (kboe/d)	2,451	2,498	-2%
1,477	1,482	1,571	-6%	Liquids (kb/d)	1,480	1,567	-6%
5,180	5,249	4,845	+7%	Gas (Mcf/d)	5,215	5,017	+4%
*	Company production = Exploration & Production production + Integrated LNG production.

Hydrocarbon production was 2,441 thousand barrels of oil equivalent per day in the second quarter of 2024, down 1% quarter-to-quarter, due to higher planned maintenance, notably in the North Sea.

Hydrocarbon production in the second quarter of 2024 was up 3% year-on-year (excluding Canada) and was comprised of:

●	+2% due to projects start-ups and ramp-ups, including Mero 2 in Brazil, Block 10 in Oman, Tommeliten Alpha and Eldfisk North in Norway, Akpo West in Nigeria and Absheron in Azerbaijan,
●	+1% portfolio effect related to entry in the producing fields of Ratawi in Iraq and Dorado in the United States, partially offset by the divestment from Dunga in Kazakhstan,
●	+3% due to the higher availability of production facilities,
●	-3% due to the natural field decline.

When taking into account the Canadian oil sands assets disposals, production was down 1% year-on-year.

B.ANALYSIS OF BUSINESS SEGMENT RESULTS

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Management presents adjusted financial indicators to assist investors in better understanding, in conjunction with the Company’s financial results presented in accordance with IFRS, the economic performance of the Company. Adjustment items are of three types: inventory valuation effect, effect of changes in fair value, and special items.

The inventory valuation effect: in accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

Effect of changes in fair value: the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

Special items: due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

TotalEnergies measures performance at the segment level on the basis of Adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from nonconsolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income adjusted that are included in net income (TotalEnergies share) are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices for transactions between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

-	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, conducted in about 50 countries;
-	An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities) as well as biogas, hydrogen and gas trading activities;
-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;
-

A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products.

In addition, the Corporate segment includes holdings operating and financial activities.

B.1 Exploration & Production

1. Production

			2Q24				1H24
2Q24	1Q24	2Q23	vs	Hydrocarbon production	1H24	1H23	vs
			2Q23				1H23
1,943	1,969	2,033	-4%	EP (kboe/d)	1,956	2,047	-4%
1,413	1,419	1,512	-7%	Liquids (kb/d)	1,416	1,506	-6%
2,829	2,937	2,778	+2%	Gas (Mcf/d)	2,883	2,895	-

2. Results

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars, except effective tax rate	1H24	1H23	vs
			2Q23				1H23
2,667	2,550	2,349	+14%	Adjusted net operating income (1)	5,217	5,002	+4%
207	145	149	+39%	including adjusted income from equity affiliates	352	284	+24%
46.9%	48.5%	49.7%	-	Effective tax rate (2)	47.7%	53.9%	-
2,548	1,988	2,543	-	Cash flow used in investing activities	4,536	6,564	-31%
2,585	2,041	2,424	+7%	Organic investments	4,626	4,558	+1%
57	36	176	-68%	Acquisitions net of assets sales	93	2,114	-96%
2,642	2,077	2,600	+2%	Net investments	4,719	6,672	-29%
4,535	3,590	4,047	+12%	Cash flow from operating activities	8,125	8,583	-5%
4,353	4,478	4,364	-	Cash flow from operations excluding working capital (CFFO)	8,831	9,271	-5%
(1)	Detail of adjustment items shown in the business segment information starting on page 37.
(2)

Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

Exploration & Production adjusted net operating income was $2,667 million in the second quarter of 2024, up 5% quarter-to-quarter, driven by higher oil prices that were partially compensated by lower gas realizations and production.

The segment’s cash flow from operating activities was $4,535 million in the second quarter of 2024, up 26% quarter-to-quarter.

The segment’s cash flow from operations excluding working capital (CFFO) was $4,353 million in the second quarter of 2024, down 3% quarter-to-quarter. The difference in quarterly variation between adjusted net operating income and CFFO is mainly linked to the tax impact of an overlift position at the end of the quarter in Norway.

B.2 Integrated LNG

1.Production

			2Q24				1H24
2Q24	1Q24	2Q23	vs	Hydrocarbon production for LNG	1H24	1H23	vs
			2Q23				1H23
498	492	438	+14%	Integrated LNG (kboe/d)	495	451	+10%
64	63	59	+10%	Liquids (kb/d)	64	61	+5%
2,351	2,312	2,067	+14%	Gas (Mcf/d)	2,332	2,122	+10%

			2Q24				1H24
2Q24	1Q24	2Q23	vs	Liquefied Natural Gas in Mt	1H24	1H23	vs
			2Q23				1H23
8.8	10.7	11.0	-20%	Overall LNG sales	19.5	22.0	-12%
3.6	4.2	3.6	–	Incl. Sales from equity production*	7.8	7.6	+3%
7.6	9.3	10.0	-24%	Incl. Sales by TotalEnergies from equity production and third party purchases	16.9	19.9	-15%
*	The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG in the second quarter of 2024 was up 1% quarter-to-quarter, notably linked to the entry into the Dorado gas field (Eagle Ford basin) in the United States early in the second quarter of 2024.

LNG sales decreased by 18% quarter-to-quarter, notably due to lower spot purchases, in a context of lower LNG demand in Europe.

2. Results

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars, except the average price of LNG	1H24	1H23	vs
			2Q23				1H23
9.32	9.58	9.84	-5%	Average price of LNG ($/Mbtu)(1) Consolidated subsidiaries and equity affiliates	9.46	11.59	-18%
1,152	1,222	1,330	-13%	Adjusted net operating income(2)	2,374	3,402	-30%
421	494	432	-3%	including adjusted income from equity affiliates	915	1,218	-25%
815	515	581	+40%	Cash flow used in investing activities	1,330	1,727	-23%
624	540	382	+63%	Organic investments	1,164	779	+49%
198	(12)	205	-3%	Acquisitions net of assets sales	186	964	-81%
822	528	587	+40%	Net investments	1,350	1,743	-23%
431	1,710	1,332	-68%	Cash flow from operating activities	2,141	4,868	-56%
1,220	1,348	1,801	-32%	Cash flow from operations excluding working capital (CFFO)	2,568	3,882	-34%
(1)	Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.
(2)	Detail of adjustment items shown in the business segment information starting on page 37.

Integrated LNG adjusted net operating income was $1,152 million in the second quarter of 2024, down 6% quarter-to-quarter, linked to lower LNG prices and sales. Moreover, gas trading did not fully benefit in markets characterized by lower volatility than during first half of 2023.

The segment’s cash flow from operating activities was $431 million in the second quarter of 2024, down 75% quarter-to-quarter.

The segment’s cash flow from operations excluding working capital (CFFO) was $1,220 million in the second quarter of 2024, down 9% quarter-to-quarter, for the same reasons noted above.

B.3 Integrated Power

1. Productions, capacities, clients and sales

			2Q24				1H24
2Q24	1Q24	2Q23	vs	Integrated Power	1H24	1H23	vs
			2Q23				1H23
9.1	9.6	8.2	+10%	Net power production (TWh) (1)	18.6	16.6	+12%
6.8	6.0	4.2	+61%	o/w power production from renewables	12.8	8.1	+59%
2.2	3.6	4.0	-44%	o/w power production from gas flexible capacities	5.8	8.5	-32%
19.6	19.5	13.2	+48%	Portfolio of power generation net installed capacity (GW) (2)	19.6	13.2	+48%
13.8	13.7	8.9	+54%	o/w renewables	13.8	8.9	+54%
5.8	5.8	4.3	+35%	o/w power gas flexible capacities	5.8	4.3	+35%
87.4	84.1	74.7	+17%	Portfolio of renewable power generation gross capacity (GW) (2), (3)	87.4	74.7	+17%
24.0	23.5	19.0	+26%	o/w installed capacity	24.0	19.0	+26%
6.0	6.0	6.0	-	Clients power – BtB and BtC (Million) (2)	6.0	6.0	-
2.8	2.8	2.8	-	Clients gas – BtB and BtC (Million) (2)	2.8	2.8	-
11.1	14.9	11.5	-4%	Sales power – BtB and BtC (TWh)	26.0	27.0	-4%
18.9	35.7	19.2	-1%	Sales gas – BtB and BtC (TWh)	54.6	56.4	-3%
(1)	Solar, wind, hydroelectric and combined-cycle gas turbine (CCGT) plants.
(2)	End of period data.
(3)	Includes 20% of Adani Green Energy Ltd’s gross capacity, 50% of Clearway Energy Group’s gross capacity and 49% of Casa dos Ventos’ gross capacity.

Net power production was 9.1 TWh in the second quarter of 2024, down 5% quarter-to-quarter and linked to lower production from flexible gas assets due to lower demand in Europe, partially compensated by production from renewable sources, which was up 13%.

Gross installed renewable power generation capacity reached 24.0 GW at the end of the second quarter of 2024, up 0.5 GW quarter-to-quarter and including 0.2 GW installed in the United States and 0.2 GW in India.

Results

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars	1H24	1H23	vs
			2Q23				1H23
502	611	450	+12%	Adjusted net operating income(1)	1,113	820	+36%
35	(39)	23	+52%	including adjusted income from equity affiliates	(4)	79	ns
508	1,677	658	-23%	Cash flow used in investing activities	2,185	1,743	+25%
596	943	753	-21%	Organic investments	1,539	1,330	+16%
(88)	735	(42)	ns	Acquisitions net of assets sales	647	477	+36%
508	1,678	711	-29%	Net investments	2,186	1,807	+21%
1,647	(249)	2,284	-28%	Cash flow from operating activities	1,398	999	+40%
623	692	491	+27%	Cash flow from operations excluding working capital (CFFO)	1,315	931	+41%
(1)	Detail of adjustment items shown in the business segment information starting on page 37.

Integrated Power adjusted net operating income was $502 million in the second quarter of 2024, up 12% year-on-year, reflecting activity growth. The decrease in adjusted net operating income quarter-to-quarter reflects in particular the seasonality of electricity demand in Europe.

Integrated Power adjusted net operating income was $1,113 million in the first half of 2024, up 36% year-on-year reflecting activity growth.

The segment’s cash flow from operating activities was

●	$1,647 million in the second quarter of 2024, down 28% year-on-year.
●	$1,398 million in the first half of 2024, up 40% year-on-year.

The segment’s cash flow from operations excluding working capital (CFFO) in the second quarter of 2024 was $623 million, up 27% year-on-year and down 10% quarter-to-quarter, for the same reasons noted above.

The segment’s cash flow from operations excluding working capital (CFFO) in the first half of 2024 was $1,315 million, up 41% year-on-year, for the same reasons noted above.

B.4 Downstream (Refining & Chemicals and Marketing & Services)

1. Results

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars	1H24	1H23	vs
			2Q23				1H23
1,018	1,217	1,453	-30%	Adjusted net operating income(1)	2,235	3,351	-33%
653	(740)	665	-2%	Cash flow used in investing activities	(87)	740	ns
568	520	686	-17%	Organic investments	1,088	976	+11%
56	(1,258)	(19)	ns	Acquisitions net of assets sales	(1,202)	(248)	ns
624	(738)	667	-6%	Net investments	(114)	728	ns
3,191	(2,237)	2,588	+23%	Cash flow from operating activities	954	1,064	-10%
1,776	1,770	2,085	-15%	Cash flow from operations excluding working capital (CFFO)	3,546	4,274	-17%

(1)Detail of adjustment items shown in the business segment information starting on page 37.

B.5 Refining & Chemicals

1. Refinery and petrochemicals throughput and utilization rates

			2Q24				1H24
2Q24	1Q24	2Q23	vs	Refinery throughput and utilization rate*	1H24	1H23	vs
			2Q23				1H23
1,511	1,424	1,472	+3%	Total refinery throughput (kb/d)	1,468	1,437	+2%
430	382	364	+18%	France	406	360	+13%
636	618	601	+6%	Rest of Europe	627	598	+5%
446	424	507	-12%	Rest of world	435	479	-9%
84%	79%	82%		Utilization rate based on crude only**	82%	80%
*	Includes refineries in Africa reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

			2Q24				1H24
2Q24	1Q24	2Q23	vs	Petrochemicals production and utilization rate	1H24	1H23	vs
			2Q23				1H23
1,248	1,287	1,157	+8%	Monomers* (kt)	2,535	2,452	+3%
1,109	1,076	963	+15%	Polymers (kt)	2,185	2,074	+5%
79%	73%	67%		Steam cracker utilization rate**	76%	71%
*	Olefins.
**	Based on olefins production from steam crackers and their treatment capacity at the start of the year, excluding Lavera (divested) from 2nd quarter 2024.

Refining throughput was up 6% quarter-to-quarter in the second quarter of 2024, mainly due to lower planned maintenance. Utilization rate was 84.5% in the second quarter 2024.

2. Results

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars, except ERM	1H24	1H23	vs
			2Q23				1H23
44.9	71.7	40.1	+12%	European Refining Margin Marker (ERM) ($/t)(1)	58.3	65.5	-11%
639	962	1,004	-36%	Adjusted net operating income(2)	1,601	2,622	-39%
316	397	437	-28%	Cash flow used in investing activities	713	654	+9%
382	419	454	-16%	Organic investments	801	652	+23%
(95)	(20)	(15)	ns	Acquisitions net of assets sales	(115)	(10)	ns
287	399	439	-35%	Net investments	686	642	+7%
1,541	(2,129)	1,923	-20%	Cash flow from operating activities	(588)	1,072	ns
1,117	1,291	1,329	-16%	Cash flow from operations excluding working capital (CFFO)	2,408	3,062	-21%
(1)

This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.

(2)	Detail of adjustment items shown in the business segment information starting on page 37.

Refining & Chemicals adjusted net operating income was $639 million in the second quarter of 2024, down 34% quarter-to-quarter, due to lower refining margins mainly in Europe (ERM was down 37% quarter-to-quarter) and the Middle East that were partially compensated by the increase in the refineries’ utilization rate.

The segment’s cash flow from operating activities was $1,541 million in the second quarter of 2024, down 20% year-on-year.

The segment’s cash flow from operations excluding working capital (CFFO) was $1,117 million in the second quarter of 2024, down 13% quarter-to-quarter, for the same reasons stated above.

B.6 Marketing & Services

1. Petroleum product sales

			2Q24				1H24
2Q24	1Q24	2Q23	vs	Sales in kb/d*	1H24	1H23	vs
			2Q23				1H23
1,363	1,312	1,397	-2%	Total Marketing & Services sales	1,338	1,379	-3%
773	715	799	-3%	Europe	744	778	-4%
591	597	598	-1%	Rest of world	594	600	-1%
*	Excludes trading and bulk refining sales.

Sales of petroleum products in the second quarter of 2024 were down year-on-year by 2%, mainly due to lower diesel demand in Europe that was partially compensated by higher activity in the aviation business.

2. Results

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars	1H24	1H23	vs
			2Q23				1H23
379	255	449	-16%	Adjusted net operating income (1)	634	729	-13%
337	(1,137)	228	+48%	Cash flow used in investing activities	(800)	86	ns
186	101	232	-20%	Organic investments	287	324	-11%
151	(1,238)	(4)	ns	Acquisitions net of assets sales	(1,087)	(238)	ns
337	(1,137)	228	+48%	Net investments	(800)	86	ns
1,650	(108)	665	x2.5	Cash flow from operating activities	1,542	(8)	ns
659	479	756	-13%	Cash flow from operations excluding working capital (CFFO)	1,138	1,212	-6%

(1)Detail of adjustment items shown in the business segment information starting on page 37.

Marketing & Services adjusted net operating income was $379 million in the second quarter of 2024, up 49% quarter-to-quarter, benefiting from higher margins due to lower refining margins.

The segment’s cash flow from operating activities was $1,650 million in the second quarter of 2024, 2.5 times higher year-on-year.

The segment’s cash flow from operations excluding working capital (CFFO) was $659 million in the second quarter of 2024, up 38% quarter-to-quarter for the same reason noted above.

C.TOTALENERGIES RESULTS

1. Net income (TotalEnergies share)

Net income (TotalEnergies share) was:

●	$3,787 million in the second quarter of 2024, down 7% year-on-year,
●	$9,508 million in the first half of 2024, down 1% year-on-year.

Adjusted net income (TotalEnergies share) was $4,672 million in the second quarter of 2024 compared to $5,112 million in the first quarter of 2024, mainly due to lower refining margins.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value.

Adjustments to net income were ($885) million in the second quarter of 2024, consisting mainly of ($0.3) billion in inventory effects and ($0.3) billion in effects of changes in fair value.

2.Fully-diluted shares and share buybacks

As of June 30, 2024, the number of diluted shares was 2,328 million.

TotalEnergies repurchased:

●	28.1 million shares in the second quarter of 2024 for $2 billion,
●	58.7 million shares in the first half of 2024 for $4 billion.

3. Acquisitions - asset sales

Acquisitions were:

●	$544 million in the second quarter of 2024, primarily related to the acquisitions of a 20% interest in the Dorado gas field in the United States and of the German renewable energy aggregator Quadra Energy,
●	$1,618 million in the first half of 2024, related to the above elements as well as the acquisition of 1.5 GW of flexible gas capacity in Texas, battery storage developer Kyon in Germany, and Talos Low Carbon Solutions, in the carbon storage industry in the United States.

Divestments were:

●	$324 million in the second quarter of 2024, primarily related to the farmdown of the Seagreen offshore wind farm in the United Kingdom and the sale of petrochemical assets in Lavera, France,
●	$1,898 million in the first half of 2024, related to the above elements as well as the closing of the retail network transaction with Alimentation Couche-Tard in Belgium, Luxemburg, and the Netherlands, and the sale of a 15% interest in Absheron, in Azerbaijan.

4. Cash flow

TotalEnergies’ cash flow from operating activities was $9,007 million in the second quarter of 2024, compared to a cash flow from operations excluding working capital (CFFO) of $7,777 million, and was impacted by a decrease in working capital of $1.2 billion, mainly due to:

●	$0.5 billion stock effect at the end of the quarter,
●	($1.7) billion decrease in working capital, of which ($0.6) billion linked to the seasonality of the gas and power retail business.

The change in working capital was a decrease of $2,013 million in the second quarter of 2024 in accordance with IFRS. The difference of $783 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $468 million, (ii) plus the mark-to-market effect of Integrated LNG’s and Integrated Power’s contracts of $344 million, (iii) plus the capital gains from the renewables project sale of $0 million and (iv) less the organic loan repayments from equity affiliates of $29 million.

The change in working capital, as determined using the replacement cost method excluding the mark-to-market effect of Integrated LNG and Integrated Power’s contracts, including capital gain from renewable project sales and including organic loan repayment from equity affiliates, was a decrease of $1,230 million in the second quarter of 2024, compared to an increase of $5,999 million in the first quarter of 2024.

TotalEnergies’ net cash flow1 was

●	$3,147 million in the second quarter of 2024 compared to $4,596 million in the first quarter 2024, reflecting the $391 million decrease in cash flow from operations excluding working capital (CFFO) and the $1,058 million increase in net investments to $4,630 million in the second quarter 2024,
●	$7,743 million in the first half of 2024 compared to $7,095 million a year ago, reflecting the $2,161 million decrease in cash flow from operations excluding working capital (CFFO) and the $2,809 million decrease in net investments to $8,202 million in the first half 2024.

1 Net cash flow is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

D.PROFITABILITY

Return on equity was 18.7% for the twelve months ended June 30, 2024.

	July 1, 2023	April 1, 2023	July 1, 2022
In millions of dollars	June 30, 2024	March 31, 2024	June 30, 2023
Adjusted net income	21,769	22,047	29,351
Average adjusted shareholders’ equity	116,286	115,835	116,329
Return on equity (ROE)	18.7%	19.0%	25.2%

Return on average capital employed (ROACE)2 was 16.6% for the twelve months ended June 30, 2024.

	July 1, 2023	April 1, 2023	July 1, 2022
In millions of dollars	June 30, 2024	March 31, 2024	June 30, 2023
Adjusted net operating income	23,030	23,278	30,776
Average capital employed	138,776	140,662	137,204
ROACE	16.6%	16.5%	22.4%

E.Annual 2024 Sensitivities*

		Estimated impact	Estimated impact
	Change	on adjusted net	on cash flow
		operating income	from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10$/b	+/- 2.3 B$	+/- 2.8 B$
European gas price – NBP / TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
European Refining Margin Marker (ERM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$
*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2024. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.
**	In a 80 $/b Brent environment.

F.SUMMARY AND OUTLOOK

Brent prices remain above $80/b at the start of the third quarter of 2024, with the OPEC+ countries having declared in early June 2024 the intention to continue their policy to sustain a stable oil market.

Global refining margins, which have sharply decreased since the end of the first quarter of 2024, remain impacted by low diesel demand in Europe, as well as by the market normalization following the disruption in Russian supply.

Given the lower seasonal demand in Europe, European gas prices are expected to be between $8 and $10/Mbtu in the third quarter of 2024. However, in a context of supply tensions, Asian LNG prices are above $12/Mbtu, supported by higher demand, notably in China and India. Given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price should be around $10/Mbtu in the third quarter of 2024.

Third quarter of 2024 hydrocarbon production is expected to be between 2.4 and 2.45 Mboe/d. Start-up of Anchor, in the US Gulf of Mexico, is expected in the third quarter.

The third quarter of 2024 refining utilization rate is anticipated to be above 85%, benefiting from the restart of the Donges refinery in France.

The Company confirms net investments guidance of $17-$18 billion in 2024, of which $5 billion is expected to be dedicated to Integrated Power.

2 ROACE is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on Non-GAAP measures (alternative performance measures).

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as COVID-19. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2023.

Additionally, the developments of environmental and climate change-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of the Company’s will. Moreover, the Company’s disclosures on such issues, including climate-related disclosures, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes or under applicable securities law.

OPERATING INFORMATION BY SEGMENT

Company’s production (Exploration & Production + Integrated LNG)

			2Q24				1H24
2Q24	1Q24	2Q23	vs	Combined liquids and gas	1H24	1H23	vs
			2Q23	production by region (kboe/d)			1H23
561	570	537	+5%	Europe	566	559	+1%
449	463	481	-7%	Africa	456	488	-6%
825	815	767	+7%	Middle East and North Africa	820	743	+10%
358	352	443	-19%	Americas	355	442	-20%
248	261	243	+2%	Asia-Pacific	254	266	-4%
2,441	2,461	2,471	-1%	Total production	2,451	2,498	-2%
359	346	338	+6%	includes equity affiliates	352	341	+3%

			2Q24				1H24
2Q24	1Q24	2Q23	vs	Liquids production by region (kb/d)	1H24	1H23	vs
			2Q23				1H23
225	224	227	-1%	Europe	225	231	-3%
325	331	359	-9%	Africa	328	365	-10%
660	652	615	+7%	Middle East and North Africa	656	596	+10%
167	171	268	-38%	Americas	168	266	-37%
100	104	102	-1%	Asia-Pacific	103	109	-6%
1,477	1,482	1,571	-6%	Total production	1,480	1,567	-6%
150	154	153	-2%	includes equity affiliates	152	152	-

			2Q24				1H24
2Q24	1Q24	2Q23	vs	Gas production by region (Mcf/d)	1H24	1H23	vs
			2Q23				1H23
1,814	1,869	1,671	+9%	Europe	1,841	1,774	+4%
620	648	610	+2%	Africa	634	612	+4%
904	896	834	+8%	Middle East and North Africa	900	803	+12%
1,061	1,003	976	+9%	Americas	1,032	985	+5%
781	833	754	+4%	Asia-Pacific	808	843	-4%
5,180	5,249	4,845	+7%	Total production	5,215	5,017	+4%
1,127	1,043	1,004	+12%	includes equity affiliates	1,085	1,029	+5%

Downstream (Refining & Chemicals and Marketing & Services)

			2Q24				1H24
2Q24	1Q24	2Q23	vs	Petroleum product sales by region (kb/d)	1H24	1H23	vs
			2Q23				1H23
1,840	1,774	1,709	+8%	Europe	1,807	1,655	+9%
558	591	599	-7%	Africa	575	633	-9%
989	1,033	918	+8%	Americas	1,011	883	+14%
639	711	665	-4%	Rest of world	675	644	+5%
4,026	4,109	3,892	+3%	Total consolidated sales	4,068	3,815	+7%
397	401	424	-7%	Includes bulk sales	399	405	-2%
2,266	2,397	2,070	+9%	Includes trading	2,331	2,031	+15%

			2Q24				1H24
2Q24	1Q24	2Q23	vs	Petrochemicals production* (kt)	1H24	1H23	vs
			2Q23				1H23
900	990	1,026	-12%	Europe	1,890	2,073	-9%
756	645	619	+22%	Americas	1,401	1,226	+14%
702	727	475	+48%	Middle East and Asia	1,430	1,228	+16%
*	Olefins, polymers.

INTEGRATED POWER

Net power production

	2Q24						1Q24
		Onshore	Offshore					Onshore	Offshore
Net power production (TWh)	Solar	Wind	Wind	Gas	Others	Total	Solar	Wind	Wind	Gas	Others	Total
France	0.2	0.2	–	0.4	0.0	0.8	0.1	0.2	–	1.8	0.0	2.2
Rest of Europe	0.1	0.4	0.4	0.4	0.1	1.4	0.1	0.6	0.6	0.7	0.1	2.0
Africa	0.0	0.0	–	–	–	0.0	0.0	0.0	–	–	–	0.0
Middle East	0.3	–	–	0.2	–	0.5	0.2	–	–	0.3	–	0.5
North America	0.9	0.6	–	1.2	–	2.8	0.5	0.5	–	0.7	–	1.8
South America	0.1	0.8	–	–	–	0.9	0.2	0.7	–	–	–	0.8
India	1.9	0.4	–	–	–	2.2	1.6	0.2	–	–	–	1.8
Asia-Pacific	0.4	0.0	0.0	–	–	0.5	0.3	0.0	0.1	-	–	0.4
Total	3.9	2.3	0.5	2.2	0.1	9.1	2.9	2.3	0.7	3.6	0.1	9.6

Installed power generation net capacity

	2Q24						1Q24
		Onshore	Offshore					Onshore	Offshore
Installed power generation net capacity (GW) (1)	Solar	Wind	Wind	Gas	Others	Total	Solar	Wind	Wind	Gas	Others	Total
France	0.6	0.4	–	2.6	0.1	3.7	0.6	0.4	–	2.6	0.1	3.7
Rest of Europe	0.3	0.9	0.3	1.4	0.1	2.9	0.3	0.9	0.6	1.4	0.1	3.2
Africa	0.1	0.0	–	–	0.0	0.1	0.1	0.0	–	–	0.0	0.1
Middle East	0.4	–	–	0.3	–	0.8	0.4	–	–	0.3	–	0.7
North America	2.3	0.8	–	1.5	0.4	5.0	2.2	0.8	–	1.5	0.3	4.9
South America	0.4	0.9	–	–	–	1.2	0.4	0.9	–	–	–	1.2
India	4.2	0.5	–	–	–	4.7	4.0	0.5	–	–	–	4.5
Asia-Pacific	1.1	0.0	0.1	–	0.0	1.2	1.0	0.0	0.1	–	0.0	1.1
Total	9.3	3.5	0.4	5.8	0.7	19.6	9.0	3.5	0.7	5.8	0.6	19.5

Power generation gross capacity from renewables

	2Q24					1Q24
		Onshore	Offshore				Onshore	Offshore
Installed power generation gross capacity from renewables (GW) (1), (2)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	1.1	0.7	–	0.2	2.0	0.9	0.7	–	0.1	1.7
Rest of Europe	0.3	1.1	1.1	0.2	2.7	0.3	1.1	1.1	0.2	2.7
Africa	0.1	–	–	0.0	0.1	0.1	0.0	–	0.0	0.2
Middle East	1.2	–	–	–	1.2	1.2	–	–	–	1.2
North America	5.2	2.2	–	0.7	8.1	5.2	2.2	–	0.6	8.0
South America	0.4	1.3	–	–	1.6	0.4	1.2	–	–	1.6
India	5.9	0.5	–	–	6.5	5.8	0.5	–	–	6.3
Asia-Pacific	1.5	–	0.3	–	1.8	1.5	0.0	0.3	0.0	1.8
Total	15.7	5.8	1.4	1.1	24.0	15.4	5.7	1.4	1.0	23.5

	2Q24					1Q24
		Onshore	Offshore				Onshore	Offshore
Power generation gross capacity from renewables in construction (GW) (1), (2)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.1	0.0	0.0	0.0	0.2	0.1	–	0.0	0.0	0.2
Rest of Europe	0.4	0.2	–	0.1	0.6	0.4	0.0	–	0.1	0.5
Africa	0.3	–	–	0.1	0.4	0.3	–	–	0.1	0.4
Middle East	0.1	–	–	–	0.1	0.1	–	–	–	0.1
North America	1.7	0.0	–	0.3	2.0	1.6	0.0	–	0.2	1.8
South America	0.0	0.6	–	–	0.7	0.0	0.7	–	0.0	0.7
India	0.5	0.1	–	–	0.5	0.6	0.1	–	–	0.6
Asia-Pacific	0.0	0.0	0.4	–	0.4	0.1	0.0	0.4	–	0.4
Total	3.2	0.9	0.4	0.4	5.0	3.1	0.8	0.4	0.4	4.8

	2Q24					1Q24
		Onshore	Offshore				Onshore	Offshore
Power generation gross capacity from renewables in development (GW) (1), (2)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	1.4	0.4	–	0.1	1.9	1.2	0.4	–	0.0	1.6
Rest of Europe	4.4	0.8	8.9	2.2	16.4	4.4	0.5	7.4	1.8	14.2
Africa	0.7	0.3	–	–	1.0	1.4	0.3	–	0.0	1.7
Middle East	1.8	–	–	–	1.8	1.7	–	–	–	1.7
North America	9.7	2.9	4.1	4.4	21.1	10.3	3.1	4.1	4.8	22.3
South America	2.1	1.2	–	0.2	3.4	1.5	1.2	–	0.1	2.8
India	4.5	0.2	–	–	4.7	4.5	0.2	–	–	4.7
Asia-Pacific	3.4	1.1	2.6	1.1	8.2	3.2	0.1	2.6	1.0	6.9
Total	28.0	6.8	15.6	8.0	58.5	28.2	5.8	14.1	7.7	55.9
(1)	Includes 20% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and, from 1Q23, 49% of Casa dos Ventos.
(2)	End-of-period data.

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

2Q24	1Q24	2Q23	In millions of dollars	1H24	1H23
3,787	5,721	4,088	Net income (TotalEnergies share)	9,508	9,645
(274)	805	(377)	Special items affecting net income (TotalEnergies share)	531	(536)
(110)	1,507	–	Gain (loss) on asset sales	1,397	203
(11)	–	(5)	Restructuring charges	(11)	(5)
–	(644)	(469)	Impairments	(644)	(529)
(153)	(58)	97	Other	(211)	(205)
(320)	124	(380)	After-tax inventory effect: FIFO vs. replacement cost	(196)	(771)
(291)	(320)	(111)	Effect of changes in fair value	(611)	(545)
(885)	609	(868)	Total adjustments affecting net income	(276)	(1,852)
4,672	5,112	4,956	Adjusted net income (TotalEnergies share)	9,784	11,497

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED EBITDA

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars	1H24	1H23	vs
			2Q23				1H23
3,787	5,721	4,088	-7%	Net income - TotalEnergies share	9,508	9,645	-1%
885	(609)	868	+2%	Less: adjustment items to net income (TotalEnergies share)	276	1,852	-85%
4,672	5,112	4,956	-6%	Adjusted net income - TotalEnergies share	9,784	11,497	-15%
				Adjusted items
67	100	61	+10%	Add: non-controlling interests	167	135	+24%
2,977	2,991	2,715	+10%	Add: income taxes	5,968	6,805	-12%
2,962	2,942	2,959	–	Add: depreciation, depletion and impairment of tangible assets and mineral interests	5,904	5,985	-1%
87	92	92	-5%	Add: amortization and impairment of intangible assets	179	191	-6%
725	708	724	–	Add: financial interest on debt	1,433	1,434	–
(417)	(452)	(402)	ns	Less: financial income and expense from cash & cash equivalents	(869)	(775)	ns
11,073	11,493	11,105	–	Adjusted EBITDA	22,566	25,272	-11%

RECONCILIATION OF REVENUES FROM SALES TO ADJUSTED EBITDA AND NET INCOME (TOTALENERGIES SHARE)

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars	1H24	1H23	vs
			2Q23				1H23
				Adjusted items
49,183	51,883	51,458	-4%	Revenues from sales	101,066	109,767	-8%
(31,314)	(33,525)	(33,379)	ns	Purchases, net of inventory variation	(64,839)	(70,858)	ns
(7,664)	(7,580)	(7,754)	ns	Other operating expenses	(15,244)	(15,506)	ns
(97)	(88)	(62)	ns	Exploration costs	(185)	(156)	ns
146	240	116	+26%	Other income	386	193	+100%
(37)	(125)	(164)	ns	Other expense, excluding amortization and impairment of intangible assets	(162)	(202)	ns
433	282	401	+8%	Other financial income	715	649	+10%
(213)	(215)	(173)	ns	Other financial expense	(428)	(356)	ns
636	621	662	-4%	Net income (loss) from equity affiliates	1,257	1,741	-28%
11,073	11,493	11,105	-	Adjusted EBITDA	22,566	25,272	-11%
				Adjusted items
(2,962)	(2,942)	(2,959)	ns	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(5,904)	(5,985)	ns
(87)	(92)	(92)	ns	Less: amortization of intangible assets	(179)	(191)	ns
(725)	(708)	(724)	ns	Less: financial interest on debt	(1,433)	(1,434)	ns
417	452	402	+4%	Add: financial income and expense from cash & cash equivalents	869	775	+12%
(2,977)	(2,991)	(2,715)	ns	Less: income taxes	(5,968)	(6,805)	ns
(67)	(100)	(61)	ns	Less: non-controlling interests	(167)	(135)	ns
(885)	609	(868)	ns	Add: adjustment - TotalEnergies share	(276)	(1,852)	ns
3,787	5,721	4,088	-7%	Net income - TotalEnergies share	9,508	9,645	-1%

INVESTMENTS – DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: (TOTALENERGIES SHARE)

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars	1H24	1H23	vs
			2Q23				1H23
4,558	3,467	4,473	+2%	Cash flow used in investing activities (a)	8,025	10,835	-26%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
(29)	3	18	ns	Organic loan repayment from equity affiliates (c)	(26)	12	ns
-	-	35	-100%	Change in debt from renewable projects financing (d) *	-	38	-100%
97	103	64	+52%	Capex linked to capitalized leasing contracts (e)	200	124	+61%
4	(1)	1	x4	Expenditures related to carbon credits (f)	3	2	+50%
4,630	3,572	4,591	+1%	Net investments (a + b + c + d + e + f = g - i + h)	8,202	11,011	-26%
220	(500)	320	-31%	of which acquisitions net of assets sales (g-i)	(280)	3,307	ns
544	1,074	482	+13%	Acquisitions (g)	1,618	3,738	-57%
324	1,574	162	+99%	Asset sales (i)	1,898	431	x4.4
-	-	(35)	-100%	Change in debt from renewable projects (partner share)	-	(38)	-100%
4,410	4,072	4,271	+3%	of which organic investments (h)	8,482	7,704	+10%
101	145	328	-69%	Capitalized exploration	247	533	-54%
589	538	366	+61%	Increase in non-current loans	1,127	740	+52%
(178)	(146)	(84)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(324)	(313)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: EXPLORATION & PRODUCTION

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars	1H24	1H23	vs
			2Q23				1H23
2,548	1,988	2,543	ns	Cash flow used in investing activities (a)	4,536	6,564	-31%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	-	ns	Organic loan repayment from equity affiliates (c)	-	-	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
90	90	56	+61%	Capex linked to capitalized leasing contracts (e)	180	106	+70%
4	(1)	1	x4	Expenditures related to carbon credits (f)	3	2	+50%
2,642	2,077	2,600	+2%	Net investments (a + b + c + d + e + f = g - i + h)	4,719	6,672	-29%
57	36	176	-68%	of which acquisitions net of assets sales (g-i)	93	2,114	-96%
160	327	179	-11%	Acquisitions (g)	487	2,125	-77%
103	291	3	x34.3	Asset sales (i)	394	11	x35.8
-	-	-	n/a	Change in debt from renewable projects (partner share)	-	-	ns
2,585	2,041	2,424	+7%	of which organic investments (h)	4,626	4,558	+1%
88	136	325	-73%	Capitalized exploration	225	529	-58%
67	42	17	x3.9	Increase in non-current loans	109	61	+79%
(46)	(15)	(23)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(61)	(46)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED LNG

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars	1H24	1H23	vs
			2Q23				1H23
815	515	581	+40%	Cash flow used in investing activities (a)	1,330	1,727	-23%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	1	-	ns	Organic loan repayment from equity affiliates (c)	1	2	-50%
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
7	12	6	+17%	Capex linked to capitalized leasing contracts (e)	19	14	+36%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
822	528	587	+40%	Net investments (a + b + c + d + e + f = g - i + h)	1,350	1,743	-23%
198	(12)	205	-3%	of which acquisitions net of assets sales (g-i)	186	964	-81%
199	-	224	-11%	Acquisitions (g)	199	993	-80%
1	12	19	-95%	Asset sales (i)	13	29	-55%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
624	540	382	+63%	of which organic investments (h)	1,164	779	+49%
13	9	3	x4.3	Capitalized exploration	22	4	x5.5
153	173	95	+61%	Increase in non-current loans	326	238	+37%
(42)	(37)	(26)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(79)	(64)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED POWER

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars	1H24	1H23	vs
			2Q23				1H23
508	1,677	658	-23%	Cash flow used in investing activities (a)	2,185	1,743	+25%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	16	ns	Organic loan repayment from equity affiliates (c)	-	22	ns
-	-	35	ns	Change in debt from renewable projects financing (d) *	-	38	ns
-	1	2	ns	Capex linked to capitalized leasing contracts (e)	1	4	-75%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
508	1,678	711	-29%	Net investments (a + b + c + d + e + f = g - i + h)	2,186	1,807	+21%
(88)	735	(42)	ns	of which acquisitions net of assets sales (g-i)	647	477	+36%
142	736	45	x3.2	Acquisitions (g)	878	582	+51%
230	1	87	x2.6	Asset sales (i)	231	105	x2.2
-	-	(35)	ns	Change in debt from renewable projects (partner share)	-	(38)	ns
596	943	753	-21%	of which organic investments (h)	1,539	1,330	+16%
-	-	-	ns	Capitalized exploration	-	-	ns
239	305	182	+31%	Increase in non-current loans	544	345	+58%
(31)	(61)	(11)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(92)	(132)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: REFINING & CHEMICALS

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars	1H24	1H23	vs
			2Q23				1H23
316	397	437	-28%	Cash flow used in investing activities (a)	713	654	+9%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
(29)	2	2	ns	Organic loan repayment from equity affiliates (c)	(27)	(12)	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
287	399	439	-35%	Net investments (a + b + c + d + e + f = g - i + h)	686	642	+7%
(95)	(20)	(15)	ns	of which acquisitions net of assets sales (g-i)	(115)	(10)	ns
26	9	27	-4%	Acquisitions (g)	35	31	+13%
121	29	42	x2.9	Asset sales (i)	150	41	x3.7
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
382	419	454	-16%	of which organic investments (h)	801	652	+23%
-	-	-	ns	Capitalized exploration	-	-	ns
58	7	27	x2.1	Increase in non-current loans	65	38	+71%
(3)	(7)	(8)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(10)	(16)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: MARKETING & SERVICES

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars	1H24	1H23	vs
			2Q23				1H23
337	(1,137)	228	+48%	Cash flow used in investing activities (a)	(800)	86	ns
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	-	ns	Organic loan repayment from equity affiliates (c)	-	-	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
337	(1,137)	228	+48%	Net investments (a + b + c + d + e + f = g - i + h)	(800)	86	ns
151	(1,238)	(4)	ns	of which acquisitions net of assets sales (g-i)	(1,087)	(238)	ns
17	2	7	x2.4	Acquisitions (g)	19	7	x2.7
(134)	1,240	11	ns	Asset sales (i)	1,106	245	x4.5
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
186	101	232	-20%	of which organic investments (h)	287	324	-11%
-	-	-	ns	Capitalized exploration	-	-	ns
57	11	26	x2.2	Increase in non-current loans	68	37	+84%
(53)	(26)	(12)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(79)	(51)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW (TOTALENERGIES SHARE)

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars	1H24	1H23	vs
			2Q23				1H23
9,007	2,169	9,900	-9%	Cash flow from operating activities (a)	11,176	15,033	-26%
1,669	(6,121)	1,720	-3%	(Increase) decrease in working capital (b) *	(4,452)	(2,269)	ns
(468)	125	(252)	ns	Inventory effect (c)	(343)	(754)	ns
-	-	35	-100%	Capital gain from renewable project sales (d)	-	38	-100%
(29)	3	18	ns	Organic loan repayments from equity affiliates (e)	(26)	12	ns
7,777	8,168	8,485	-8%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	15,945	18,106	-12%
(118)	(143)	(112)	ns	Financial charges	(262)	(265)	ns
7,895	8,311	8,596	-8%	Debt Adjusted Cash Flow (DACF)	16,207	18,371	-12%

4,410	4,072	4,271	+3%	Organic investments (g)	8,482	7,704	+10%
3,367	4,096	4,213	-20%	Free cash flow after organic investments (f - g)	7,463	10,402	-28%

4,630	3,572	4,591	+1%	Net investments (h)	8,202	11,011	-26%
3,147	4,596	3,894	-19%	Net cash flow (f - h)	7,743	7,095	+9%
*	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

CASH FLOW BY SEGMENT

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Exploration & Production

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars	1H24	1H23	vs
			2Q23				1H23
4,535	3,590	4,047	+12%	Cash flow from operating activities (a)	8,125	8,583	-5%
182	(888)	(317)	ns	(Increase) decrease in working capital (b)	(706)	(688)	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	-	-	ns
4,353	4,478	4,364	ns	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	8,831	9,271	-5%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated LNG

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars	1H24	1H23	vs
			2Q23				1H23
431	1,710	1,332	-68%	Cash flow from operating activities (a)	2,141	4,868	-56%
(789)	363	(469)	ns	(Increase) decrease in working capital (b) *	(426)	987	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	1	2	-50%
1,220	1,348	1,801	-32%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	2,568	3,882	-34%

*Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG sectors’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated Power

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars	1H24	1H23	vs
			2Q23				1H23
1,647	(249)	2,284	-28%	Cash flow from operating activities (a)	1,398	999	+40%
1,024	(941)	1,844	-44%	(Increase) decrease in working capital (b) *	83	129	-36%
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	35	ns	Capital gain from renewable project sales (d)	-	38	ns
-	-	16	ns	Organic loan repayments from equity affiliates (e)	-	22	ns
623	692	491	+27%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	1,315	931	+41%

*Changes in working capital are presented excluding the mark-to-market effect of Integrated Power sectors’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Refining & Chemicals

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars	1H24	1H23	vs
			2Q23				1H23
1,541	(2,129)	1,923	-20%	Cash flow from operating activities (a)	(588)	1,072	ns
788	(3,526)	788	ns	(Increase) decrease in working capital (b)	(2,738)	(1,395)	ns
(393)	108	(192)	ns	Inventory effect (c)	(285)	(607)	ns
–	–	–	ns	Capital gain from renewable project sales (d)	–	–	ns
(29)	2	2	ns	Organic loan repayments from equity affiliates (e)	(27)	(12)	ns
1,117	1,291	1,329	-16%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	2,408	3,062	-21%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Marketing & Services

			2Q24				1H24
2Q24	1Q24	2Q23	vs	In millions of dollars	1H24	1H23	vs
			2Q23				1H23
1,650	(108)	665	x2.5	Cash flow from operating activities (a)	1,542	(8)	ns
1,066	(604)	(31)	ns	(Increase) decrease in working capital (b)	462	(1,073)	ns
(75)	17	(60)	ns	Inventory effect (c)	(58)	(147)	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	-	-	ns
659	479	756	-13%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	1,138	1,212	-6%

GEARING RATIO

In millions of dollars	06/30/2024	03/31/2024	06/30/2023

Current borrowings *	9,358	16,068	13,980
Other current financial liabilities	461	481	443
Current financial assets *, **	(6,425)	(5,969)	(6,397)
Net financial assets classified as held for sale *	(61)	(11)	(41)
Non-current financial debt *	34,726	30,452	33,387
Non-current financial assets *	(1,166)	(1,165)	(1,264)
Cash and cash equivalents	(23,211)	(25,640)	(25,572)
Net debt (a)	13,682	14,216	14,536

Shareholders’ equity - TotalEnergies share	117,379	118,409	113,682
Non-controlling interests	2,648	2,734	2,770
Shareholders' equity (b)	120,027	121,143	116,452

Gearing = a / (a+b)	10.2%	10.5%	11.1%

Leases (c)	8,012	8,013	8,090
Gearing including leases (a+c) / (a+b+c)	15.3%	15.5%	16.3%
*	Excludes leases receivables and leases debts.
**	Including initial margins held as part of the Company’s activities on organized markets.

RETURN ON AVERAGE CAPITAL EMPLOYED (ROACE)

Twelve months ended June 30, 2024

	Exploration &	Integrated	Integrated	Refining &	Marketing
In millions of dollars	Production	LNG	Power	Chemicals	& Services	Company
Adjusted net operating income	11,157	5,172	2,146	3,633	1,363	23,030
Capital employed at 06/30/2023	68,530	34,598	17,804	9,698	8,796	137,372
Capital employed at 06/30/2024	65,809	38,708	21,861	8,728	6,954	140,180
ROACE	16.6%	14.1%	10.8%	39.4%	17.3%	16.6%

PAYOUT1

In millions of dollars	1H24	1H23	2023
Dividend paid (parent company shareholders)	3,756	3,686	7,517
Repayment of treasury shares	4,013	4,105	9,167

Payout ratio	45%	42%	46%

1 Payout is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on Non-GAAP measures (alternative performance measures).

RECONCILIATION OF CAPITAL EMPLOYED (BALANCE SHEET) AND CALCULATION OF ROACE

	Exploration			Refining	Marketing
In millions of dollars	&	Integrated	Integrated	&	&		Inter-
	Production	LNG	Power	Chemicals	Services	Corporate	Company	Company
Adjusted net operating income 2nd quarter 2024	2,667	1,152	502	639	379	(253)		5,086
Adjusted net operating income 1st quarter 2024	2,550	1,222	611	962	255	(90)		5,510
Adjusted net operating income 4th quarter 2023	2,802	1,456	527	633	306	(178)		5,546
Adjusted net operating income 3rd quarter 2023	3,138	1,342	506	1,399	423	80		6,888
Adjusted net operating income ( a )	11,157	5,172	2,146	3,633	1,363	(441)	-	23,030

Balance sheet as of June 30, 2024
Property plant and equipment intangible assets net	84,754	24,936	14,078	11,987	6,476	649	-	142,880
Investments & loans in equity affiliates	3,463	15,294	8,921	4,122	1,000	-	-	32,800
Other non-current assets	3,803	2,424	1,147	731	1,224	214	-	9,543
Inventories, net	1,486	1,495	577	12,822	3,809	-	-	20,189
Accounts receivable, net	6,432	5,526	4,766	20,755	8,940	1,073	(26,845)	20,647
Other current assets	6,497	7,876	4,797	2,146	3,141	7,313	(11,756)	20,014
Accounts payable	(6,984)	(6,429)	(5,653)	(33,025)	(10,387)	(775)	26,804	(36,449)
Other creditors and accrued liabilities	(8,785)	(8,614)	(4,989)	(6,082)	(5,762)	(11,007)	11,797	(33,442)
Working capital	(1,354)	(146)	(502)	(3,384)	(259)	(3,396)	-	(9,041)
Provisions and other non-current liabilities	(24,947)	(3,800)	(1,807)	(3,467)	(1,207)	653	-	(34,575)
Assets and liabilities classified as held for sale	90	-	24	-	-	-	-	114
Capital Employed (Balance sheet)	65,809	38,708	21,861	9,989	7,234	(1,880)	(0)	141,721
Less inventory valuation effect	-	-	-	(1,261)	(280)	-	-	(1,541)
Capital Employed at replacement cost (b)	65,809	38,708	21,861	8,728	6,954	(1,880)	(0)	140,180

Balance sheet as of June 30, 2023
Property plant and equipment intangible assets net	85,184	24,341	7,587	11,637	6,518	624	-	135,891
Investments & loans in equity affiliates	2,589	13,441	9,599	4,237	559	-	-	30,425
Other non-current assets	2,051	2,978	433	702	1,109	140	-	7,413
Inventories, net	1,550	1,202	678	11,483	3,872	-	-	18,785
Accounts receivable, net	6,291	8,030	5,838	18,170	8,717	1,741	(26,624)	22,163
Other current assets	5,685	11,503	8,197	2,310	3,130	5,344	(13,058)	23,111
Accounts payable	(6,242)	(9,086)	(5,149)	(27,385)	(10,090)	(1,372)	26,471	(32,853)
Other creditors and accrued liabilities	(9,381)	(13,998)	(8,224)	(6,440)	(4,743)	(9,033)	13,211	(38,608)
Working capital	(2,097)	(2,349)	1,340	(1,862)	886	(3,320)	-	(7,402)
Provisions and other non-current liabilities	(24,793)	(3,917)	(1,282)	(3,723)	(1,191)	502	-	(34,404)
Assets and liabilities classified as held for sale	5,596	104	127	87	1,243	-	-	7,157
Capital Employed (Balance sheet)	68,530	34,598	17,804	11,078	9,124	(2,054)	-	139,080
Less inventory valuation effect	-	-	-	(1,380)	(328)	-	-	(1,708)
Capital Employed at replacement cost (c)	68,530	34,598	17,804	9,698	8,796	(2,054)	-	137,372
ROACE as a percentage (a/average(b+c))	16.6%	14.1%	10.8%	39.4%	17.3%			16.6%

GLOSSARY

Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities.

Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector).

Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items.

Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities(v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE).

Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders.

Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements.

Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments.

Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet.

Net cash flow is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks.

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary.

Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth.

Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder.

Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers.

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M$)(a)	2024	2024	2023

Sales	53,743	56,278	56,271
Excise taxes	(4,560)	(4,395)	(4,737)
Revenues from sales	49,183	51,883	51,534

Purchases, net of inventory variation	(32,117)	(33,780)	(33,864)
Other operating expenses	(7,729)	(7,643)	(7,906)
Exploration costs	(97)	(88)	(62)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,976)	(2,942)	(3,106)
Other income	3	1,758	116
Other expense	(251)	(315)	(366)

Financial interest on debt	(725)	(708)	(724)
Financial income and expense from cash & cash equivalents	408	472	510
Cost of net debt	(317)	(236)	(214)

Other financial income	459	306	413
Other financial expense	(213)	(215)	(173)

Net income (loss) from equity affiliates	627	18	267

Income taxes	(2,725)	(2,942)	(2,487)
Consolidated net income	3,847	5,804	4,152
TotalEnergies share	3,787	5,721	4,088
Non-controlling interests	60	83	64
Earnings per share ($)	1.61	2.42	1.65
Fully-diluted earnings per share ($)	1.60	2.40	1.64

(a)   Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M$)	2024	2024	2023

Consolidated net income	3,847	5,804	4,152

Other comprehensive income

Actuarial gains and losses	22	(2)	135
Change in fair value of investments in equity instruments	103	40	(1)
Tax effect	(11)	(8)	(43)
Currency translation adjustment generated by the parent company	(683)	(1,506)	(57)
Items not potentially reclassifiable to profit and loss	(569)	(1,476)	34
Currency translation adjustment	523	1,099	(49)
Cash flow hedge	593	807	689
Variation of foreign currency basis spread	-	(15)	11
share of other comprehensive income of equity affiliates, net amount	(38)	(76)	3
Other	(2)	2	(4)
Tax effect	(153)	(219)	(136)
Items potentially reclassifiable to profit and loss	923	1,598	514
Total other comprehensive income (net amount)	354	122	548

Comprehensive income	4,201	5,926	4,700
TotalEnergies share	4,134	5,870	4,676
Non-controlling interests	67	56	24

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	1st half	1st half
(M$)(a)	2024	2023

Sales	110,021	118,874
Excise taxes	(8,955)	(9,107)
Revenues from sales	101,066	109,767

Purchases, net of inventory variation	(65,897)	(72,215)
Other operating expenses	(15,372)	(15,691)
Exploration costs	(185)	(154)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,918)	(6,168)
Other income	1,761	457
Other expense	(566)	(666)

Financial interest on debt	(1,433)	(1,434)
Financial income and expense from cash & cash equivalents	880	903
Cost of net debt	(553)	(531)

Other financial income	765	671
Other financial expense	(428)	(356)

Net income (loss) from equity affiliates	645	1,227

Income taxes	(5,667)	(6,558)
Consolidated net income	9,651	9,783
TotalEnergies share	9,508	9,645
Non-controlling interests	143	138
Earnings per share ($)	4.04	3.88
Fully-diluted earnings per share ($)	4.02	3.86

(a)   Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	1st half	1st half
(M$)	2024	2023

Consolidated net income	9,651	9,783

Other comprehensive income

Actuarial gains and losses	20	138
Change in fair value of investments in equity instruments	143	3
Tax effect	(19)	(51)
Currency translation adjustment generated by the parent company	(2,189)	1,409
Items not potentially reclassifiable to profit and loss	(2,045)	1,499
Currency translation adjustment	1,622	(1,299)
Cash flow hedge	1,400	1,891
Variation of foreign currency basis spread	(15)	8
share of other comprehensive income of equity affiliates, net amount	(114)	(95)
Other	-	(1)
Tax effect	(372)	(472)
Items potentially reclassifiable to profit and loss	2,521	32
Total other comprehensive income (net amount)	476	1,531

Comprehensive income	10,127	11,314
TotalEnergies share	10,004	11,226
Non-controlling interests	123	88

CONSOLIDATED BALANCE SHEET

TotalEnergies

	June 30,	March 31,	December 31,	June 30,
	2024	2024	2023	2023
(M$)	(unaudited)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	33,477	33,193	33,083	31,717
Property, plant and equipment, net	109,403	109,462	108,916	104,174
Equity affiliates : investments and loans	32,800	31,256	30,457	30,425
Other investments	1,740	1,895	1,543	1,190
Non-current financial assets	2,469	2,308	2,395	2,494
Deferred income taxes	3,568	3,165	3,418	3,649
Other non-current assets	4,235	4,328	4,313	2,573
Total non-current assets	187,692	185,607	184,125	176,222

Current assets
Inventories, net	20,189	20,229	19,317	18,785
Accounts receivable, net	20,647	24,198	23,442	22,163
Other current assets	20,014	20,615	20,821	23,111
Current financial assets	6,823	6,319	6,585	6,725
Cash and cash equivalents	23,211	25,640	27,263	25,572
Assets classified as held for sale	912	525	2,101	8,441
Total current assets	91,796	97,526	99,529	104,797
Total assets	279,488	283,133	283,654	281,019

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	7,577	7,548	7,616	7,850
Paid-in surplus and retained earnings	130,688	129,937	126,857	123,511
Currency translation adjustment	(14,415)	(14,167)	(13,701)	(12,859)
Treasury shares	(6,471)	(4,909)	(4,019)	(4,820)
Total shareholders’ equity - TotalEnergies share	117,379	118,409	116,753	113,682
Non-controlling interests	2,648	2,734	2,700	2,770
Total shareholders’ equity	120,027	121,143	119,453	116,452

Non-current liabilities
Deferred income taxes	12,461	11,878	11,688	11,237
Employee benefits	1,819	1,941	1,993	1,872
Provisions and other non-current liabilities	20,295	20,961	21,257	21,295
Non-current financial debt	42,526	38,053	40,478	40,427
Total non-current liabilities	77,101	72,833	75,416	74,831

Current liabilities
Accounts payable	36,449	37,647	41,335	32,853
Other creditors and accrued liabilities	33,442	32,949	36,727	38,609
Current borrowings	11,271	17,973	9,590	15,542
Other current financial liabilities	461	481	446	443
Liabilities directly associated with the assets classified as held for sale	737	107	687	2,289
Total current liabilities	82,360	89,157	88,785	89,736
Total liabilities & shareholders’ equity	279,488	283,133	283,654	281,019

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M$)	2024	2024	2023

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,847	5,804	4,152
Depreciation, depletion, amortization and impairment	3,080	3,036	3,195
Non-current liabilities, valuation allowances and deferred taxes	(53)	292	81
(Gains) losses on disposals of assets	182	(1,610)	(70)
Undistributed affiliates’ equity earnings	(250)	288	383
(Increase) decrease in working capital	2,013	(5,686)	2,125
Other changes, net	188	45	34
Cash flow from operating activities	9,007	2,169	9,900

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(3,699)	(3,420)	(3,870)
Acquisitions of subsidiaries, net of cash acquired	(251)	(759)	(19)
Investments in equity affiliates and other securities	(481)	(488)	(522)
Increase in non-current loans	(621)	(538)	(366)
Total expenditures	(5,052)	(5,205)	(4,777)
Proceeds from disposals of intangible assets and property, plant and equipment	44	337	31
Proceeds from disposals of subsidiaries, net of cash sold	213	1,218	38
Proceeds from disposals of non-current investments	56	34	133
Repayment of non-current loans	181	149	102
Total divestments	494	1,738	304
Cash flow used in investing activities	(4,558)	(3,467)	(4,473)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	521	-	383
- Treasury shares	(2,007)	(2,006)	(2,002)
Dividends paid:
- Parent company shareholders	(1,853)	(1,903)	(1,842)
- Non-controlling interests	(127)	(6)	(105)
Net issuance (repayment) of perpetual subordinated notes	(1,622)	-	(1,081)
Payments on perpetual subordinated notes	(50)	(159)	(80)
Other transactions with non-controlling interests	(19)	(17)	(13)
Net issuance (repayment) of non-current debt	4,319	42	(14)
Increase (decrease) in current borrowings	(5,453)	3,536	(4,111)
Increase (decrease) in current financial assets and liabilities	(530)	271	990
Cash flow from (used in) financing activities	(6,821)	(242)	(7,875)
Net increase (decrease) in cash and cash equivalents	(2,372)	(1,540)	(2,448)
Effect of exchange rates	(57)	(83)	35
Cash and cash equivalents at the beginning of the period	25,640	27,263	27,985
Cash and cash equivalents at the end of the period	23,211	25,640	25,572

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	1st half	1st half
(M$)	2024	2023

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	9,651	9,783
Depreciation, depletion, amortization and impairment	6,116	6,382
Non-current liabilities, valuation allowances and deferred taxes	239	395
(Gains) losses on disposals of assets	(1,428)	(322)
Undistributed affiliates’ equity earnings	38	34
(Increase) decrease in working capital	(3,673)	(1,294)
Other changes, net	233	55
Cash flow from operating activities	11,176	15,033

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(7,119)	(8,838)
Acquisitions of subsidiaries, net of cash acquired	(1,010)	(155)
Investments in equity affiliates and other securities	(969)	(1,929)
Increase in non-current loans	(1,159)	(755)
Total expenditures	(10,257)	(11,677)
Proceeds from disposals of intangible assets and property, plant and equipment	381	99
Proceeds from disposals of subsidiaries, net of cash sold	1,431	221
Proceeds from disposals of non-current investments	90	182
Repayment of non-current loans	330	340
Total divestments	2,232	842
Cash flow used in investing activities	(8,025)	(10,835)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	521	383
- Treasury shares	(4,013)	(4,105)
Dividends paid:
- Parent company shareholders	(3,756)	(3,686)
- Non-controlling interests	(133)	(126)
Net issuance (repayment) of perpetual subordinated notes	(1,622)	(1,081)
Payments on perpetual subordinated notes	(209)	(238)
Other transactions with non-controlling interests	(36)	(99)
Net issuance (repayment) of non-current debt	4,361	104
Increase (decrease) in current borrowings	(1,917)	(5,385)
Increase (decrease) in current financial assets and liabilities	(259)	2,384
Cash flow from (used in) financing activities	(7,063)	(11,849)
Net increase (decrease) in cash and cash equivalents	(3,912)	(7,651)
Effect of exchange rates	(140)	197
Cash and cash equivalents at the beginning of the period	27,263	33,026
Cash and cash equivalents at the end of the period	23,211	25,572

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TotalEnergies

(unaudited)

			Paid-in				Shareholders’
			surplus and	Currency			equity -	Non-	Total
	Common shares issued		retained	translation	Treasury shares		TotalEnergies	controlling	shareholders’
(M$)	Number	Amount	earnings	adjustment	Number	Amount	Share	interests	equity
As of January 1, 2023	2,619,131,285	8,163	123,951	(12,836)	(137,187,667)	(7,554)	111,724	2,846	114,570
Net income of the first half 2023	-	-	9,645	-	-	-	9,645	138	9,783
Other comprehensive income	-	-	1,576	5	-	-	1,581	(50)	1,531
Comprehensive Income	-	-	11,221	5	-	-	11,226	88	11,314
Dividend	-	-	(3,868)	-	-	-	(3,868)	(126)	(3,994)
Issuance of common shares	8,002,155	22	361	-	-	-	383	-	383
Purchase of treasury shares	-	-	-	-	(66,647,852)	(4,705)	(4,705)	-	(4,705)
Sale of treasury shares(a)	-	-	(396)	-	6,461,256	396	-	-	-
Share-based payments	-	-	172	-	-	-	172	-	172
Share cancellation	(128,869,261)	(335)	(6,708)	-	128,869,261	7,043	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,107)	-	-	-	(1,107)	-	(1,107)
Payments on perpetual subordinated notes	-	-	(151)	-	-	-	(151)	-	(151)
Other operations with non-controlling interests	-	-	39	(28)	-	-	11	(38)	(27)
Other items	-	-	(3)	-	-	-	(3)	-	(3)
As of June 30, 2023	2,498,264,179	7,850	123,511	(12,859)	(68,505,002)	(4,820)	113,682	2,770	116,452
Net income of the second half 2023	-	-	11,739	-	-	-	11,739	(12)	11,727
Other comprehensive income	-	-	411	(842)	-	-	(431)	7	(424)
Comprehensive Income	-	-	12,150	(842)	-	-	11,308	(5)	11,303
Dividend	-	-	(3,743)	-	-	-	(3,743)	(185)	(3,928)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(78,052,725)	(4,462)	(4,462)	-	(4,462)
Sale of treasury shares(a)	-	-	-	-	2,170	-	-	-	-
Share-based payments	-	-	119	-	-	-	119	-	119
Share cancellation	(86,012,344)	(234)	(5,029)	-	86,012,344	5,263	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(143)	-	-	-	(143)	-	(143)
Other operations with non-controlling interests	-	-	(9)	-	-	-	(9)	123	114
Other items	-	-	1	-	-	-	1	(3)	(2)
As of December 31, 2023	2,412,251,835	7,616	126,857	(13,701)	(60,543,213)	(4,019)	116,753	2,700	119,453
Net income of the first half 2024	-	-	9,508	-	-	-	9,508	143	9,651
Other comprehensive income	-	-	1,210	(714)	-	-	496	(20)	476
Comprehensive Income	-	-	10,718	(714)	-	-	10,004	123	10,127
Dividend	-	-	(3,929)	-	-	-	(3,929)	(133)	(4,062)
Issuance of common shares	10,833,187	29	492	-	-	-	521	-	521
Purchase of treasury shares	-	-	-	-	(58,719,028)	(4,513)	(4,513)	-	(4,513)
Sale of treasury shares(a)	-	-	(397)	-	6,065,491	397	-	-	-
Share-based payments	-	-	356	-	-	-	356	-	356
Share cancellation	(25,405,361)	(68)	(1,596)	-	25,405,361	1,664	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,679)	-	-	-	(1,679)	-	(1,679)
Payments on perpetual subordinated notes	-	-	(135)	-	-	-	(135)	-	(135)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(36)	(36)
Other items	-	-	1	-	-	-	1	(6)	(5)
As of June 30, 2024	2,397,679,661	7,577	130,688	(14,415)	(87,791,389)	(6,471)	117,379	2,648	120,027

(a)Treasury shares related to the performance share grants.

TotalEnergies

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST SIX MONTHS 2024

(unaudited)

1) Basis of preparation of the consolidated financial statements

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TotalEnergies SE and its subsidiaries (the Company) as of June 30, 2024, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at June 30, 2024, are consistent with those used for the financial statements at December 31, 2023.

The preparation of financial statements in accordance with IFRS for the closing as of June 30, 2024 requires the General Management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by General Management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2023.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the General Management of the Company applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Company structure

2.1) Main acquisitions and divestments

➢	Exploration & Production
●	In February 2024, TotalEnergies and its partner SOCAR (State Oil Company of the Republic of Azerbaijan) have completed the sale of 15% interest each in the Absheron gas field to ADNOC (Abu Dhabi National Oil Company). Following the completion of this transaction, TotalEnergies holds a 35% stake in the Absheron gas field alongside SOCAR (35%) and ADNOC (30%).
➢	Integrated Power
●	In February 2024, TotalEnergies has finalized the acquisition of three gas-fired power plants with a total capacity of 1.5 GW in Texas from TexGen, a U.S.-based company for a net investment of $635 million.

➢	Marketing & Services
●	In January 2024, TotalEnergies has finalized the partial divestment of retail network in Belgium and Luxembourg and the full divestment in the Netherlands to Alimentation Couche-Tard for 1.4 billion dollars.

2.2) Major business combinations

➢	Integrated Power

Acquisition of 1.5 GW Power Generation Capacity in Texas

In accordance with IFRS 3 “Business combinations”, TotalEnergies is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. A preliminary purchase price allocation has been done in the first quarter after the closing and will be finalized within 12 months following the acquisition date.

2.3) Major divestment projects

➢	Exploration & Production

TotalEnergies announces that its 85%-owned affiliate, TotalEnergies EP Congo, has signed an agreement with Trident Energy combining the acquisition of an additional 10% interest in the Moho license from Trident Energy and the sale to Trident Energy of its 53.5% interest in the Nkossa and Nsoko II licenses.

As of June 30, 2024, the assets and liabilities related to Nkossa and Nsoko II licenses have been respectively classified in the consolidated balance sheet as “assets classified as held for sale” for an amount of $432 million and “liabilities classified as held for sale” for an amount of $302 million. These assets mainly include tangible assets.

3) Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices for transactions between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

-	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, conducted in about 50 countries;
-	An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities) as well as biogas, hydrogen and gas trading activities;
-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;
-

A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

Definition of the indicators

Adjusted Net Operating Income

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed

(dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income adjusted that are included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

Adjustment items include:

a)	Special items

Due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

b)	The inventory valuation effect

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-in, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors.

In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost method.

c)	Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

3.1) Information by business segment

1st half 2024	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	2,734	4,645	11,546	49,049	42,029	18	-	110,021
Intersegment sales	19,531	5,606	1,159	16,346	433	140	(43,215)	-
Excise taxes	-	-	-	(378)	(8,577)	-	-	(8,955)
Revenues from sales	22,265	10,251	12,705	65,017	33,885	158	(43,215)	101,066
Operating expenses	(9,113)	(7,706)	(12,071)	(62,535)	(32,697)	(547)	43,215	(81,454)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,824)	(631)	(202)	(792)	(414)	(55)	-	(5,918)
Net income (loss) from equity affiliates and other items	238	1,021	(589)	55	1,396	56	-	2,177
Tax on net operating income	(4,424)	(535)	(119)	(315)	(209)	32	-	(5,570)
Adjustments (a)	(75)	26	(1,389)	(171)	1,327	(13)	-	(295)
Adjusted net operating income	5,217	2,374	1,113	1,601	634	(343)	-	10,596
Adjustments (a)								(295)
Net cost of net debt								(650)
Non-controlling interests								(143)
Net income - TotalEnergies share								9,508

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

1st half 2024	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	4,991	1,409	2,508	878	403	68	-	10,257
Total divestments	455	79	323	165	1,203	7	-	2,232
Cash flow from operating activities	8,125	2,141	1,398	(588)	1,542	(1,442)	-	11,176

1st half 2023	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	3,388	6,892	14,804	49,704	44,071	15	-	118,874
Intersegment sales	20,836	8,777	2,355	17,691	321	121	(50,101)	-
Excise taxes	-	-	-	(415)	(8,692)	-	-	(9,107)
Revenues from sales	24,224	15,669	17,159	66,980	35,700	136	(50,101)	109,767
Operating expenses	(9,924)	(13,242)	(16,165)	(63,934)	(34,459)	(437)	50,101	(88,060)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,183)	(565)	(98)	(808)	(465)	(49)	-	(6,168)
Net income (loss) from equity affiliates and other items	53	1,276	(320)	55	307	(38)	-	1,333
Tax on net operating income	(5,287)	(342)	(152)	(512)	(281)	23	-	(6,551)
Adjustments (a)	(119)	(606)	(396)	(841)	73	(40)	-	(1,929)
Adjusted operating income	5,002	3,402	820	2,622	729	(325)	-	12,250
Adjustments (a)								(1,929)
Net cost of net debt								(538)
Non-controlling interests								(138)
Net income - TotalEnergies share								9,645

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

1st half 2023	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	6,621	1,821	2,041	714	415	65	-	11,677
Total divestments	57	94	298	60	329	4	-	842
Cash flow from operating activities	8,583	4,868	999	1,072	(8)	(481)	-	15,033

2nd quarter 2024	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	1,416	1,986	4,464	24,516	21,358	3	-	53,743
Intersegment sales	9,796	2,111	369	8,203	164	77	(20,720)	-
Excise taxes	-	-	-	(208)	(4,352)	-	-	(4,560)
Revenues from sales	11,212	4,097	4,833	32,511	17,170	80	(20,720)	49,183
Operating expenses	(4,669)	(2,922)	(4,506)	(31,647)	(16,601)	(318)	20,720	(39,943)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,907)	(310)	(105)	(416)	(208)	(30)	-	(2,976)
Net income (loss) from equity affiliates and other items	141	526	26	(13)	(84)	29	-	625
Tax on net operating income	(2,163)	(251)	(79)	(60)	(101)	(23)	-	(2,677)
Adjustments (a)	(53)	(12)	(333)	(264)	(203)	(9)	-	(874)
Adjusted net operating income	2,667	1,152	502	639	379	(253)	-	5,086
Adjustments (a)								(874)
Net cost of net debt								(365)
Non-controlling interests								(60)
Net income - TotalEnergies share								3,787

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

2nd quarter 2024	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	2,697	844	769	443	259	40	-	5,052
Total divestments	149	29	261	127	(78)	6	-	494
Cash flow from operating activities	4,535	431	1,647	1,541	1,650	(797)	-	9,007

2nd quarter 2023	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	1,434	2,020	6,249	24,849	21,712	7	-	56,271
Intersegment sales	10,108	2,778	670	8,630	201	64	(22,451)	-
Excise taxes	-	-	-	(231)	(4,506)	-	-	(4,737)
Revenues from sales	11,542	4,798	6,919	33,248	17,407	71	(22,451)	51,534
Operating expenses	(5,162)	(3,797)	(6,334)	(32,042)	(16,672)	(276)	22,451	(41,832)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,117)	(277)	(51)	(394)	(241)	(26)	-	(3,106)
Net income (loss) from equity affiliates and other items	(15)	472	(250)	3	64	(17)	-	257
Tax on net operating income	(1,889)	(137)	(41)	(187)	(162)	(40)	-	(2,456)
Adjustments (a)	10	(271)	(207)	(376)	(53)	(40)	-	(937)
Adjusted net operating income	2,349	1,330	450	1,004	449	(248)	-	5,334
Adjustments (a)								(937)
Net cost of net debt								(245)
Non-controlling interests								(64)
Net income - TotalEnergies share								4,088

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

2nd quarter 2023	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	2,569	626	807	489	256	30	-	4,777
Total divestments	26	45	149	52	28	4	-	304
Cash flow from operating activities	4,047	1,332	2,284	1,923	665	(351)	-	9,900

3.2) Adjustment items

The main adjustement items for 2024 are the following:

1)	An “Inventory valuation effect” amounting to $(220) million in net operating income for the Refining & Chemicals and Marketing & Services segments;
2)	An “Effect of changes in fair value” amounting to $(611) million in net operating income for the Integrated LNG and Integrated Power segments;
3)

“Asset impairment and provisions charges” of $(644) million in net operating income of the Company’s minority stake in Sunpower and Maxeon, based on their market value for the Integrated Power segment;

4)

“Gains on disposals of assets” for an amount of $ 1,397 million in net operating income generated in particular on the partial divestment of retail network in Belgium and Luxembourg and the full divestment in the Netherlands for the Marketing & Services segment. This amount includes the revaluation of shares held and consolidated under the equity method in Belgium and Luxembourg;

5)	“Other items” amounted to $(206) million in net operating income mainly consisting of the impacts of the contribution on inframarginal annuity in France.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO NET OPERATING INCOME

		Exploration			Refining	Marketing
		&	Integrated	Integrated	&	&
(M$)		Production	LNG	Power	Chemicals	Services	Corporate	Total
2nd quarter 2024	Inventory valuation effect	-	-	-	(263)	(64)	-	(327)
	Effect of changes in fair value	-	(12)	(279)	-	-	-	(291)
	Restructuring charges	-	-	(11)	-	-	-	(11)
	Asset impairment and provisions charges	-	-	-	-	-	-	-
	Gains (losses) on disposals of assets	-	-	29	-	(139)	-	(110)
	Other items	(53)	-	(72)	(1)	-	(9)	(135)
Total		(53)	(12)	(333)	(264)	(203)	(9)	(874)
2nd quarter 2023	Inventory valuation effect	-	-	-	(332)	(45)	-	(377)
	Effect of changes in fair value	-	(286)	175	-	-	-	(111)
	Restructuring charges	-	-	(5)	-	-	-	(5)
	Asset impairment and provisions charges	(123)	-	(346)	-	-	-	(469)
	Gains (losses) on disposals of assets	-	-	-	-	-	-	-
	Other items	133	15	(31)	(44)	(8)	(40)	25
Total		10	(271)	(207)	(376)	(53)	(40)	(937)
1st half 2024	Inventory valuation effect	-	-	-	(170)	(50)	-	(220)
	Effect of changes in fair value	-	26	(637)	-	-	-	(611)
	Restructuring charges	-	-	(11)	-	-	-	(11)
	Asset impairment and provisions charges	-	-	(644)	-	-	-	(644)
	Gains (losses) on disposals of assets	(9)	-	29	-	1,377	-	1,397
	Other items	(66)	-	(126)	(1)	-	(13)	(206)
Total		(75)	26	(1,389)	(171)	1,327	(13)	(295)
1st half 2023	Inventory valuation effect	-	-	-	(659)	(109)	-	(768)
	Effect of changes in fair value	-	(617)	72	-	-	-	(545)
	Restructuring charges	-	-	(5)	-	-	-	(5)
	Asset impairment and provisions charges	(123)	-	(346)	(60)	-	-	(529)
	Gains (losses) on disposals of assets	-	-	-	-	203	-	203
	Other items	4	11	(117)	(122)	(21)	(40)	(285)
Total		(119)	(606)	(396)	(841)	73	(40)	(1,929)

4) Shareholders’ equity

Treasury shares (TotalEnergies shares held directly by TotalEnergies SE)

	December 31, 2023	June 30, 2024
Number of treasury shares	60,543,213	87,791,389
Percentage of share capital	2.51%	3.66%

At its meeting on February 6, 2024, the Board of Directors decided, following the authorization of the Extraordinary Shareholder’s Meeting on May 25, 2022, to cancel 25 405 361 treasury shares bought back between August 25, 2023 and October 26, 2023.

Dividend

The Shareholder’s Meeting of May 24, 2024 approved the distribution of an ordinary dividend at €3.01 per share. The final dividend for fiscal year 2023 was paid according to the following timetable :

Dividend 2023	First interim	Second interim	Third interim	Final
Amount	€0.74	€0.74	€0.74	€0.79
Set date	April 26, 2023	July 26, 2023	October 25, 2023	May 24, 2024
Ex-dividend date	September 20, 2023	January 2, 2024	March 20, 2024	June 19, 2024
Payment date	October 2, 2023	January 12, 2024	April 3, 2024	July 1, 2024

The Board of Directors, at its meeting on April 25, 2024, set the first interim dividend for the fiscal year 2024 at €0.79 per share. The ex-dividend date of this interim dividend will be September 25, 2024 and it will be paid in cash on October 1st, 2024.

Furthermore, the Board of Directors, at its meeting on July 24, 2024, set the second interim dividend for the fiscal year 2024 at €0.79 per share, i.e. an amount equal to the aforementioned first interim dividend. The ex-dividend date of this interim dividend will be January 2, 2025 and it will be paid in cash on January 6, 2025.

Dividend 2024	First interim	Second interim
Amount	€ 0.79	€ 0.79
Set date	April 25, 2024	July 24, 2024
Ex-dividend date	September 25, 2024	January 2, 2025
Payment date	October 1, 2024	January 6, 2025

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €1.51 per share for the 2nd quarter 2024 (€2.23 per share for the 1st quarter 2024 and €1.51 per share for the 2nd quarter 2023). Diluted earnings per share calculated using the same method amounted to €1.51 per share for the 2nd quarter 2024 (€2.21 per share for the 1st quarter 2024 and €1.51 per share for the 2nd quarter 2023).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

TotalEnergies SE has not issued any perpetual subordinated notes during the first half of 2024.

On April 4th, 2024, TotalEnergies SE has fully reimbursed the nominal amount of €1,500 million of perpetual subordinated notes carrying a coupon of 1.750%, issued in April 2019, on their first call date.

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	1st half 2024	1st half 2023
Actuarial gains and losses	20	138

Change in fair value of investments in equity instruments	143	3

Tax effect	(19)	(51)
Currency translation adjustment generated by the parent company	(2,189)	1,409
Sub-total items not potentially reclassifiable to profit and loss	(2,045)	1,499

Currency translation adjustment	1,622	(1,299)
- unrealized gain/(loss) of the period	1,634	(1,381)
- less gain/(loss) included in net income	12	(82)

Cash flow hedge	1,400	1,891
- unrealized gain/(loss) of the period	1,346	1,699
- less gain/(loss) included in net income	(54)	(192)

Variation of foreign currency basis spread	(15)	8
- unrealized gain/(loss) of the period	(6)	(8)
- less gain/(loss) included in net income	9	(16)

Share of other comprehensive income of equity affiliates, net amount	(114)	(95)
- unrealized gain/(loss) of the period	(103)	(84)
- less gain/(loss) included in net income	11	11

Other	-	(1)

Tax effect	(372)	(472)
Sub-total items potentially reclassifiable to profit and loss	2,521	32
Total other comprehensive income (net amount)	476	1,531

Tax effects relating to each component of other comprehensive income are as follows:

	1st half 2024			1st half 2023
	Pre-tax			Pre-tax
(M$)	amount	Tax effect	Net amount	amount	Tax effect	Net amount
Actuarial gains and losses	20	12	32	138	(50)	88
Change in fair value of investments in equity instruments	143	(31)	112	3	(1)	2
Currency translation adjustment generated by the parent company	(2,189)	-	(2,189)	1,409	-	1,409
Sub-total items not potentially reclassifiable to profit and loss	(2,026)	(19)	(2,045)	1,550	(51)	1,499
Currency translation adjustment	1,622	-	1,622	(1,299)	-	(1,299)
Cash flow hedge	1,400	(376)	1,024	1,891	(470)	1,421

Variation of foreign currency basis spread	(15)	4	(11)	8	(2)	6
Share of other comprehensive income of equity affiliates, net amount	(114)	-	(114)	(95)	-	(95)
Other	-	-	-	(1)	-	(1)
Sub-total items potentially reclassifiable to profit and loss	2,893	(372)	2,521	504	(472)	32
Total other comprehensive income	867	(391)	476	2,054	(523)	1,531

5) Financial debt

The Company has issued one senior bond across three tranches in the U.S. markets during the first half of 2024:

-Tranche 1 at 5.150% issued by TotalEnergies Capital and maturing in April 2034 ($1,250 million);

-Tranche 2 at 5.488% issued by TotalEnergies Capital and maturing in April 2054 ($1,750 million);

-Tranche 3 at 5.638% issued by TotalEnergies Capital and maturing in April 2064 ($1,250 million).

The Company has redeemed three senior bonds during the first half of 2024:

-	5.125% bond issued by TotalEnergies Capital in 2009 and maturing in March 2024 (€950 million);
-	3.700% bond issued by TotalEnergies Capital International in 2013 and maturing in January 2024 ($1,000 million);
-	3.750% bond issued by TotalEnergies Capital International in 2014 and maturing in April 2024 ($1,250 million).

6) Related parties

The related parties are mainly equity affiliates and non-consolidated investments.

There were no major changes concerning transactions with related parties during the first six months of 2024.

7) Other risks and contingent liabilities

TotalEnergies is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the TotalEnergies, other than those mentioned below.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which TotalEnergies holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

Mozambique

Considering the evolution of the security situation in the north of the Cabo Delgado province in Mozambique, TotalEnergies has confirmed on April 26, 2021, the withdrawal of all Mozambique LNG project personnel from the Afungi site. This situation led TotalEnergies, as operator of Mozambique LNG project, to declare force majeure.

Legal and arbitration proceedings

-FERC

The Office of Enforcement of the US Federal Energy Regulatory Commission (FERC) began in 2015 an investigation in connection with the natural gas trading activities in the United States of TotalEnergies Gas & Power North America, Inc. (TGPNA), a US subsidiary of TotalEnergies. The investigation covered transactions made by TGPNA between June 2009 and June 2012 on the natural gas market. TGPNA received a Notice of Alleged Violations from FERC on September 21, 2015. On April 28, 2016, FERC issued an order to show cause to TGPNA and two of its former employees, and to the Corporation and TotalEnergies Gas & Power Ltd., regarding the same facts. The case was remanded on July 15, 2021 to the FERC Administrative Judge for hearing and consideration on the merits. TGPNA brought a claim to the U.S. District Court for the District of Texas in December 2022 disputing the constitutionality of FERC’s administrative procedure; the U.S. District Court for the District of Texas ordered a stay of the case in the course of 2023, pending decisions by the U.S. Supreme Court in other cases involving similar constitutional issues. On June 27, 2024, the U.S. Supreme Court confirmed that the constitution guarantees respondents with the right to a jury trial in this type of administrative procedure and the competence of the U.S. District Court. TGPNA contests the claims brought against it.

-	Disputes relating to Climate

In France, the Corporation was summoned in January 2020 before Nanterre’s Civil Court of Justice by certain associations and local communities in order to oblige the Company to complete its Vigilance Plan, by identifying in detail risks relating to a global warming above 1.5 °C, as well as indicating the expected amount of future greenhouse gas emissions related to the Company’s activities and its product utilization by third parties and in order to obtain an injunction ordering the Corporation to cease exploration and exploitation of new oil or gas fields, to reduce its oil and gas production by 2030 and 2050, and to reduce its net direct and indirect CO2 emissions by 40% in 2040 compared with 2019. This action was declared inadmissible on July 6, 2023, by the Paris Civil Court of Justice to which the case was transferred following a new procedural law. All the claimants appealed this decision before the Paris Court of Appeal, which struck out 17 out of the 22 plaintiffs on June 18, 2024, and declined to awards any provisional measures. The other demands are judged as admissible and will now be transferred before the Paris Civil Court of Justice for trial on the merits. TotalEnergies considers that it has fulfilled its obligations under the French law on the vigilance duty. A new action against the Company, with similar requests for injunction, has started in March 2024 before the commercial court of Tournai in Belgium.

Several associations in France brought civil and criminal actions against TotalEnergies, with the purpose of proving that since May 2021 – after the change of name of TotalEnergies – the Corporation’s corporate communication and its publicity campaign contain environmental claims that are either false or misleading for the consumer. TotalEnergies considers that these accusations are unfounded.

In France, on July 4, 2023, nine shareholders (two companies and 7 individuals holding a small number of the Corporation’s shares) brought an action against the Corporation before the Nanterre Commercial Court, seeking the annulment of resolution no. 3 passed by the Corporation’s Annual Shareholders’ Meeting on May 26, 2023, recording the results for fiscal year 2022 and setting the amount of the dividend to be distributed for fiscal year 2022. The plaintiffs essentially allege an insufficient provision for impairment of the Company’s assets in the financial statements for the fiscal year 2022, due to the insufficient consideration of future risks and costs related to the consequences of greenhouse gas emissions emitted by its customers (scope 3) and carbon cost assumptions presented as too low. The Corporation considers this action to be unfounded.

In the United States, US subsidiaries of TotalEnergies (TotalEnergies EP USA, Inc., TotalSpecialties USA, Inc. and TotalEnergies Marketing USA, Inc.) were summoned, amongst many companies and professional associations, in several “climate litigation” cases, seeking to establish legal liability for past greenhouse gas emissions, and to compensate plaintiff public authorities, in particular for resulting adaptation costs. The Corporation was summoned, along with these subsidiaries, in three of these litigations. The Corporation and its subsidiaries consider that the courts lack jurisdiction, and have many arguments to put forward, and consider that the past and present behavior of the Corporation and its subsidiaries does not constitute a fault susceptible to give rise to liability.

-Russia

In France, two associations filed a simple complaint against the Company in October 2022 with the National Anti-Terrorist Prosecutor’s Office, due to the continuation of some of the Company’s activities in Russia since the Russian invasion of Ukraine in 2022. The complaint, which the Corporation has not been given access to, would accuse the Corporation – due to its 49%1 holding in Russian company Terneftegas, at that time  51%-owned by Novatek and operated by said company – of complicity in war crimes committed by the Russian Air Force in Ukraine, by aiding or assisting, through the supply of kerosene to the Russian Air Force. The Corporation – which has no direct or indirect activity vis-à-vis the sale of kerosene in Russia – has strongly rejected these accusations, as unfounded in both law and fact2 .

The complaint was dismissed by the National Anti-Terrorist Prosecutor’s Office in early January 2023.

The plaintiffs later lodged a new identical complaint in March 2023 with the application to join the proceedings as a civil party. In June 2023, the National Anti-Terrorist Prosecutor’s Office recommended a dismissal. The Company learned in April 2024 that the Elder Magistrate in charge of criminal matters had decided on October 19, 2023 the dismissal of the complaint.

-Mozambique

In France, victims and heirs of deceased persons filed a complaint against the Company in October 2023 with the Nanterre Prosecutor, following the events perpetrated by terrorists in the city of Palma in March 2021. This complaint would allege that the Corporation is liable for “unvoluntary manslaughter” and, “failure to assist people in danger”. The Corporation considers these accusations as unfounded in both law and fact3 .

-Kazakhstan

On April 1st, 2024, the Republic of Kazakhstan filed a Statement of Claims in the context of an arbitration involving TotalEnergies EP Kazakhstan and its partners under the production sharing contract related to the North Caspian Sea. TotalEnergies EP Kazakhstan and its partners consider this action to be unfounded. Therefore, it is not possible at this date to reliably assess the potential consequences of this claim, particularly financial ones, nor the date of their implementation.

1 The sale by the Company of the 49% interest in Terneftegaz announced by the Company on July 18, 2022 was finalized on September 15, 2022.

2 Refer to the press release published by the Company on August 24, 2022 contesting the accusations made by French newspaper Le Monde.

3 Refer to the press release published by the Company on October 11, 2023 contesting the accusations.

8) Subsequent events

There are no post-balance sheet events that could have a material impact on the Company’s financial statements.